Notice to the Oslo Stock Exchange

ORKLA

RECEIVED
2005 MAR 22 P 2:52
CORPORATE FI

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

05006743

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 8 March 2005

BEST AVAILABLE COPY

SUPPL

ORK – Trade subject to notification

On 7 March 2005, in connection with its option programme, Orkla exercised 6,000 options at a strikeprice of NOK 137.

After exercise of options, Orkla's holding of Orkla shares is 6,362,677. A total of 1,777,075 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 448,500 synthetic options of the cash bonus programme.

PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

dlw 3/23